

05041340

SECURITIE[illegible]ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44694

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J. BYRNE & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 JFK DRIVE
(No. and Street)

ATLANTIS (City) FLORIDA (State) 33462 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

REBECCA C. BYRNE (561) 967-1000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

1555 PALM BEACH LAKES BLVD, SUITE 1400 WEST PALM BEACH, FL 33401
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **James R. Byrne**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **J. Byrne & Co., Inc.** as of **December 31, 2004,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE.**



Nannette Lewis
My Commission DD373859
Expires November 21, 2008

Nannette Lewis
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
J. Byrne & Co., Inc.
Atlantis, Florida

We have audited the accompanying statement of financial condition of J. Byrne & Co., Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Byrne & Co., Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

West Palm Beach, Florida
January 14, 2005

J. Byrne & Co., Inc.

Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	1,129,277
Due from clearing broker (Note 2)		867,075
Commissions receivable		239,540
Furniture, fixtures and equipment, net of accumulated depreciation of $44,015		49,663
	$	2,285,555
Liabilities and Stockholders' Equity		
Payables:		
Commissions	$	46,995
Pension and profit-sharing (Note 3)		109,143
		156,138
Commitment (Note 5)		
Stockholders' equity (Note 4):		
Common stock, no par value; authorized 200 shares; issued and outstanding 20 shares		150,000
Retained earnings (Note 7)		1,979,417
		2,129,417
	$	2,285,555

See Notes to Financial Statements.

J. Byrne & Co., Inc.

Statement of Income
Year Ended December 31, 2004

Revenue:		
Commissions (Note 6)	$	3,386,939
Interest income		22,609
Total revenue		3,409,548
Expenses:		
Compensation and benefits		1,049,130
Communication costs		75,659
Clearing, commission and floor brokerage fees		472,682
Pension and profit-sharing expense		109,133
Professional fees		137,235
Dues and subscriptions		7,285
Exchange and data fees		148,158
Error account		(2,136)
General and administrative		171,363
Total expenses		2,168,509
Net income	$	1,241,039

See Notes to Financial Statements.

J. Byrne & Co., Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2004

	Common Stock				Retained		Total Stockholders'
	Shares		Amount		Earnings		Equity
Balances, December 31, 2003	20	$	150,000	$	1,988,378	$	2,138,378
Net income	-		-		1,241,039		1,241,039
Stockholder distributions	-		-		(1,250,000)		(1,250,000)
Balances, December 31, 2004	20	$	150,000	$	1,979,417	$	2,129,417

See Notes to Financial Statements.

J. Byrne & Co., Inc.

Statement of Cash Flows
Year Ended December 31, 2004

Cash Flows From Operating Activities	
Net income	$ 1,241,039
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,767
Loss on disposal of furniture, fixtures and equipment	33,741
Changes in assets and liabilities:	
(Increase) decrease in:	
Due from clearing broker	(7,986)
Commissions receivable	(227,859)
Prepaid expenses	15,000
Increase (decrease) in:	
Commissions payable	14,410
Pension and profit-sharing	(11,052)
Net cash provided by operating activities	**1,062,060**
Cash Flows Used In Investing Activities	
Purchases of furniture, fixtures and equipment	(23,954)
Cash Flows Used In Financing Activities	
Distributions paid to stockholders	(1,250,000)
Net decrease in cash and cash equivalents	**(211,894)**
Cash and cash equivalents:	
Beginning	1,341,171
Ending	$ 1,129,277

See Notes to Financial Statements.

Note 1. Nature of Organization and Significant Accounting Policies

Nature of organization: J. Byrne & Co., Inc. (the "Company") is a Florida corporation incorporated for the purpose of conducting business as a broker/dealer in securities.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Securities transactions and trade-date basis securities purchases: Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement-date basis which is not significantly different from trade date.

Cash equivalents: For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with an original maturity of three months or less, other than securities held for sale in the ordinary course of business.

Furniture, fixtures and equipment: Furniture, fixtures and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method from five to seven years.

Income tax status: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for their share of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in stockholders' equity from operations during the reporting period. Actual results could differ from those estimates.

Note 2. Due From Clearing Broker

The clearing and depository operations for customers' security transactions are provided by one broker. At December 31, 2004, the receivable from the clearing broker represents cash and U.S. Treasury bills maintained at the clearing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2004, no amounts were owed under this provision.

Note 3. Pension and Profit-Sharing Plans

The Company has a defined contribution plan covering all eligible employees. Each employee is eligible to become an active participant in the plan provided the individual is over the age of 21 and has completed one year of service. Contributions are based on employee compensation and are at the discretion of the Board of Directors. The officers of the Company are the trustees of the plan. The Company contributed $109,143 to the plans for covered employees for the year ended December 31, 2004.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had a minimum net capital and a net capital requirement of $2,079,132 and $10,409, respectively. The Company's ratio of aggregate indebtedness to net capital was .08 to 1 at December 31, 2004.

Note 5. Related Party Transactions

The Company leases its office space under an annually renewable operating lease agreement with its stockholders. Rent expense for the year ended December 31, 2004 was $30,910 and is included in general and administrative expenses in the accompanying statement of income.

Note 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure customer transactions are executed properly by the clearing broker/dealer.

In the event, counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

Commissions receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

The Company maintains amounts at a bank, which exceeds federally-insured limits. The Company has not experienced any losses in such amounts. The balance of these funds at December 31, 2004 was approximately $849,000.

The Company derived approximately 82% of its commissions revenue from ten clients.

Note 7. Distributions to Stockholders

Periodically, the Company makes regular operating distributions to the stockholders. Distributions to the stockholders for the year ended December 31, 2004 amounted to $1,250,000. The Company had no distributions subsequent to December 31, 2004.

Note 8. Subsequent Event

Subsequent to December 31, 2004, the Board of Directors elected to withdraw the Company's registration with the NASD as of January 31, 2005. All activities related to the broker dealer operations will cease as of January 31, 2005. The Company's management is currently evaluating the Company's future operations and intends to use the Company's assets in a new business venture.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report
on the Supplementary Information

To the Board of Directors
J. Byrne & Co., Inc.
Atlantis, Florida

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

West Palm Beach, Florida
January 14, 2005

J. Byrne & Co., Inc.

Schedule 1 – Computation of Net Capital Under Rule 15c3-1
December 31, 2004

Aggregate Indebtedness:		
Payables:		
Commissions	$	46,995
Pension and profit-sharing		109,143
Total aggregate indebtedness	$	156,138
Net Capital, stockholders' equity	$	2,129,417
Deductions:		
Furniture, fixtures and equpment		49,663
Net capital before haircuts on securities positions		2,079,754
Haircuts		621
Net capital		2,079,133
Minimum required net capital, $5,000 a 6 2/3% aggregate indebtness		10,409
Capital in excess of minimum requirement	$	2,068,724
Ratio of aggregate indebtedness to net capital		.08 to 1

Note: The above computation does not materially differ from the computation of net capital under rule 15c3-1 as of December 31, 2004 filed by J. Byrne & Co., Inc. on Form X-17A5. Accordingly, no reconciliation is deemed necessary.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
J. Byrne & Co., Inc.
Atlantis, Florida

In planning and performing our audit of the financial statements and supplementary schedule of J. Byrne & Co., Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Due to the limited size of the Company and number of personnel involved in the accounting function, conditions exist that do not permit the separation of duties or certain other controls and procedures for reliance or implementation of a detailed system of internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

West Palm Beach, Florida
January 14, 2005